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SEC 06006020 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL DYNAMICS INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE 38TH FLOOR
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman 212-897-1695
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name - if *individual, state last, first, middle name*)

300 MADISON AVENUE (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
203

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/31

OATH OR AFFIRMATION

I, WILLIAM D. WOOLFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL DYNAMICS INCORPORATED, as of DECEMBER 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOLIA B. CHRISTOFFERSEN
Notary Public, State of New York
No. 01CH5076593
Qualified in Richmond County
Commission Expires 4/21/07

Dolia B. Christoffersen
Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in STOCKHOLDER'S Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Dynamics Inc.

**(A wholly owned subsidiary of
Capital Dynamics Holding)**

Statement of Financial Condition
December 31, 2005

Capital Dynamics Inc.
(A wholly owned subsidiary of Capital Dynamics Holding)
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Capital Dynamics Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capital Dynamics Inc. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 5, 8 and 10, to the statement of financial condition, the Company has entered into significant related party transactions with its parent Capital Dynamics Holding and other affiliates.

PricewaterhouseCoopers LLP

February 28, 2006

Capital Dynamics Inc.
(A wholly owned subsidiary of Capital Dynamics Holding)
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	782,904
Accounts receivable		725,000
Receivable from affiliates		12,532
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $135,457)		134,800
Other assets		4,100
Total assets	$	1,659,336
Liabilities and Stockholder's Equity		
Accounts payable	$	29,665
Accrued expenses		498,000
Subordinated interest expense payable		597,493
Subordinated borrowings		3,600,000
Total liabilities		4,725,158
Stockholder's equity		
Common stock ($1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding)		1,000
Additional paid-in capital		999,000
Accumulated deficit		(4,065,822)
Total stockholder's equity		(3,065,822)
Total liabilities and stockholder's equity	$	1,659,336

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Capital Dynamics Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of Capital Dynamics Holding (the "Parent"), a limited liability company with its registered office in Zug, Switzerland. The Company provides investment banking services focusing on the private equity asset class, in addition to providing specialist private equity advisory services to institutional clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the underlying lease.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Financial Instruments
At December 31, 2005, as prescribed by SFAS 107, all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Advisory Fees
The Company earns advisory fees from institutional clients for providing private equity investment advisory services. These fees are recognized in the period such service is provided. Accounts receivable of $725,000 on the statement of financial condition represent receivables relating to such advisory fees.

Servicing Income
The Company earns management fees from the Parent or its affiliates for investment advisory services provided to clients of the Parent or its affiliates. These fees are recognized in the period such services are provided.

Accrued Expenses
At December 31, 2005, accrued expenses included $200,000 relating to compensation, $170,000 relating to recruiting expenses, and $128,000 relating to professional tax, accounting and audit services rendered to the Company.

3. Regulatory Requirements

The Company is a member of the NASD and is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $255,239 which was $155,239 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.07 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

4. Furniture, Equipment, Software and Leasehold Improvements

Details of furniture, equipment, software and leasehold improvements are as follows:

Furniture, equipment and software	$ 246,645
Leasehold improvements	23,612
	270,257
Less - accumulated depreciation	(135,457)
	$ 134,800

5. Subordinated Borrowings

The Company entered into a loan agreement with the Parent effective December 31, 2002 in the amount of $1,522,975 at a fixed interest rate of 7.5% and maturing on June 30, 2007. This loan become part of the subordinated loan agreement entered into by the Company in 2004.

In July 2004, the Company entered into a subordinated loan agreement for equity capital where it borrowed $3 million from the Parent at a fixed interest rate of 7.5% per annum. The loan will mature on October 31, 2007.

In February 2005, the Company entered into a subordinated loan agreement with the Parent for an additional $1.5 million. The new subordinated loan also carries a fixed interest rate of 7.5% per annum and will mature on June 30, 2008. Accrued interest on subordinated loans will be paid upon maturity. At December 31, 2005 accrued interest of $597,493 on the statement of financial condition represents the interest payable of $66,593 as of December 31, 2003, $200,588 as of

December 31, 2004, and $330,312 as of December 31, 2005. The subordinated borrowings and related accrued interest payable on maturity are approved by the NASD for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule.

On December 31, 2005, the Company converted $900,000 of subordinated debt into paid-in capital, which is treated as capital contribution from the Parent. The Company obtained approval from NASD regarding this conversion.

6. Commitments and Contingencies

The Company subleases office space at 399 Park Avenue, New York. The sublease is due to expire in 2006. No renewal option is currently available under sublease agreements. The Company is currently evaluating a new sublease arrangement with the building owner and concurrently considering relocation options with a decision expected by March 31, 2006. Future minimum annual rental commitments, at December 31, 2005, is $171,680 for the year 2006.

A letter of credit has been obtained by the Company at December 31, 2005, in the amount of $206,016 as security deposit under the sublease agreement.

7. Income Taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in New York State and New York City.

The Company has a deferred tax asset primarily related to net operating loss carryforwards, as well as accrued subordinated interest expense. All deferred tax assets are subject to a full valuation allowance, as management believes that it is more likely than not that the future benefits of these deferred tax assets will not be realized.

From its historical operations, the Company has a net operating loss carryforward of approximately $3,400,000 for Federal, New York State, and New York City purposes. These net operating loss carryforwards will begin to expire starting in the tax year ending December 31, 2021.

8. Related-Party Transactions

The Company has recorded $12,532 in receivables from affiliates for support services for private equity portfolio investments (including due diligence of funds and investment analysis) provided during 2005 to Capital Dynamics group companies, as reimbursement of expenses incurred for assets and personnel utilized. Based upon an intercompany agreement the Company provides these services on a cost plus 10% basis.

9. Benefits

The Company has a 401(k) plan and a qualified profit-sharing plan which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Company subject to certain limitations.

10. Operating Loss

To date the Company has generated operating losses as it seeks to establish and build its North American business operation out of New York, USA. During the year the Company successfully concluded a contract with a large US domiciled private equity client that will significantly add to the Company's revenues in future years. This together with continued and ongoing marketing, focusing on North America is expected to result in the Company generating profit in the near future. The Company has received ongoing support from the consolidated Capital Dynamics Group ("Group") and senior management of the Group is committed to provide such capital funding to the Company through February 28, 2007.

11. Concentration of Credit Risk

All of the Company's cash is on deposit at a single banking institution and its accounts receivables are from two institutional clients. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these counterparties. The Company does not believe that it will incur any loss in relation to these assets.

12. Other Assets

Other assets of $4,100 represent prepaid expenses for computer hardwares which have not been delivered at December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of Capital Dynamics Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Dynamics Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006